UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

6 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT completes sale of logistics division

4 November 2006

TNT starts share repurchase program of up to € 1.0 billion

6 November 2006

4 November 2006

TNT completes sale of logistics division

TNT N.V. announces that it has completed the sale of the logistics division to affiliates of Apollo Management, L.P., a leading private equity firm with offices in New York, London and Los Angeles. With the completion of this transaction, Dave Kulik will become CEO of the new Company and therefore resigned from the TNT Board of Management. The now completed sale to Apollo was announced on 23 August 2006. On 29 September 2006 the shareholders' meeting approved the transaction and on 24 October 2006 the European Commission granted clearance under the EU Merger Regulation. The total transaction value is € 1,480 million on a cash and debt free basis, of which approximately € 15 million has been received in the form of a 5% equity stake in the new company.

Taking into account the earlier announced deductions by the buyer for finance leases, pension and other employee liabilities, and various costs for separation and re-branding, TNT received proceeds of around € 1.3 billion; these proceeds are before deduction of various deal related expenses at TNT of up to € 100 million as previously explained. TNT will return most of the proceeds to its shareholders by way of a share repurchase program with a value of up to € 1.0 billion. Note that final transaction figures can only be calculated definitively after completion, based on completion accounts including provisions, as is customary in transactions of this size.

The Logistics division

The logistics division is the number two logistics company in the world, employing approximately 36,000 people, operating in 28 countries and managing 7.3 million square metres of warehouse space. The logistics activities that are the subject of this announcement have been reported within discontinued operations in the TNT group's consolidated statement of income since 6 December 2005.

About Apollo Management

Founded in 1990, Apollo is a recognized leader in private equity, debt and capital markets investing. Since its inception, Apollo has successfully invested over $16 billion in companies representing a wide variety of industries, both in the US and internationally. Apollo is currently investing its sixth private equity fund, Apollo Investment Fund VI, L.P., which along with related co-investment entities, represents approximately $12 billion of new capital.

Apollo's current and past investments in the distribution, transportation and logistics industries include Pacer International, Quality Distribution, Metals USA, United Agri-Products, and Affinion, AMC Entertainment, Cablecom, General Nutrition Centers, Goodman Global, Hexion Specialty Chemicals (which includes the former coatings and inks resins division of Akzo Nobel and Resolution Performance Products formerly owned by Royal Dutch Shell), Nalco and Unity Media.

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F ! and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

6 November 2006

TNT starts share repurchase program of up to € 1.0 billion

Today TNT N.V. starts a share repurchase program of up to € 1.0 billion, which will be executed by ABN AMRO Bank N.V. The announcement follows the completion of the sale of its Logistics business as per 4 November 2006. It is TNT's intention to cancel the ordinary shares acquired through the repurchase program.

Given the share buyback value of up to € 1.0 billion, the approximate maximum number of ordinary shares to be repurchased under this repurchase program is 32.9 million, calculated on the basis of the last trade prior to commencement of this repurchase program. The share buyback commences today and ends after 6 months unless, amongst others, prior to such date:

- the aggregate value of shares acquired by TNT since the start of this buyback would attain the € 1.0 billion;

- ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company.

The maximum consideration to be paid per ordinary share under the repurchase program is the higher of the price of the last independent trade in TNT shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed the normal trade price plus ten percent. The normal trade price is the average closing price during the five trading days prior to the day of purchase. Not more than 25 percent of volume on any day on which the purchase is carried out, nor more than 25 percent of the average daily volume of the ordinary shares will be repurchased in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is based on the average daily volume traded in the 20 trading days preceding the date of purchase. Repurchasing of TNT shares can also take place via unregulated markets and/or off exchange transactions to which the foregoing volume restrictions do not apply. TNT's shareholders meeting has granted authorization to repurchase ordinary shares for a period of 18 months following the date of the annual shareholders' meeting on 20 April 2006.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 6 November 2006